Filed Pursuant to Rule 424(b)(5)
Registration No. 333-232952

Supplement No. 1 dated May 19, 2021
(To Prospectus Supplement dated August 1, 2019
and Prospectus dated August 1, 2019)

New Residential Investment Corp.
Up to $500,000,000 of common stock

This supplement supplements the prospectus supplement dated August 1, 2019 (the “Prospectus Supplement”), relating to the issuance and sale of shares of our common stock having an aggregate offering price of up to $500,000,000 through our sales agents, from time to time in negotiated transactions or transactions that are deemed to be “at-the-market offerings” offering as defined in Rule 415 under the Securities Act of 1933, as amended, which includes sales made directly on the New York Stock Exchange (the “NYSE”), sales made to or through a market maker other than on an exchange or sales through an electronic communications network. This supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.

This supplement is being filed to reflect the Amendment No. 2 on May 19, 2021, of the distribution agreement by and among us and our sales agents, BofA Securities, Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Nomura Securities International, Inc., Raymond James & Associates, Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC, dated July 30, 2018, as amended on August 1, 2019, to include Citigroup Global Markets Inc. and BTIG, LLC as additional sales agents. Accordingly, each reference to the term “sales agent” or “sales agents” in the Prospectus Supplement is hereby amended to include Citigroup Global Markets Inc. and BTIG, LLC and each reference to the term “distribution agreement” in the Prospectus Supplement is hereby amended to refer to the distribution agreement, as amended. Each sales agent will receive a commission not to exceed 2% of the gross sales price per share for any shares of our common stock sold through it as our sales agent under the distribution agreement. Subject to the terms and conditions of the distribution agreement, the sales agents will use their commercially reasonable efforts to sell on our behalf any shares of common stock to be offered by us under the distribution agreement. The offering of shares of our common stock pursuant to the distribution agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the distribution agreement, and (2) the termination of the distribution agreement, pursuant to its terms, by either the sales agents or us.

As of the date of this supplement, we have sold approximately 97 thousand shares of our common stock under the distribution agreement for gross proceeds of approximately $1.7 million, leaving approximately $498.3 million available to be offered by this supplement, the Prospectus Supplement and the accompanying prospectus. Our common stock trades on the NYSE under the symbol “NRZ.” On May 18, 2021, the last reported sale price of our common stock on the NYSE was $10.38 per share.

Investing in shares of our common stock involves a high degree of risk. Before buying any shares of our common stock, you should carefully consider the risks that we have described in “Risk factors” beginning on page S-4 of the Prospectus Supplement, as well as those described in our filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

BofA Securities	Barclays	BTIG	Citigroup	Credit Suisse

J.P. Morgan	Nomura	Raymond James	RBC Capital Markets	Wells Fargo Securities

The date of this supplement is May 19, 2021.